[LETTERHEAD OF KPMG LLP]


July 31, 2000


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for First American Health Concepts, Inc. and, under the date of October 13, 1999, except for Note 12, which is as of June 7, 2000, we reported on the consolidated financial statements of First American Health Concepts, Inc. and subsidiaries as of July 31, 1999 and for the years ended July 31, 1999 and 1998. On July 24, 2000, we resigned. We have read First American Health Concepts' statements included under Item 4 of its Form 8-K dated July 31, 2000 and we agree with such statements, except that we are not in a position to agree or disagree with the statements in the third paragraph and the last sentence of the fourth and seventh paragraphs of Item 4.


Very truly yours,

/s/ KPMG LLP